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Exhibit 12.1

Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Year Ended December 31,
	2008		2007		2006		2005		2004
Excluding interest on deposits	3.87	x	6.86	x	10.48	x	11.51	x	19.05	x
Including interest on deposits	1.62	x	1.58	x	1.86	x	2.35	x	2.86	x
Net income	$26,473		$26,806		$33,941		$27,759		$19,458
Income tax provisions	16,282		17,309		21,803		18,753		13,024

Income before income taxes	42,755		44,115		55,744		46,512		32,482
Cumulative effect of change in accounting principles	(1,876)		(82)		—		—		—

Adjusted income before income taxes	$40,879		$44,033		$55,744		$46,512		$32,482
Interest on deposits	$51,912		$68,766		$58,943		$29,914		$15,663
Interest on other borrowings	14,102		7,520		5,880		4,427		1,800
Preferred stock dividends	155		—		—		—		—

Total fixed charges and preferred stock dividends, including interest on deposits	$66,169		$76,286		$64,823		$34,341		$17,463

Total fixed charges and preferred stock dividends, excluding interest on deposits	$14,257		$7,520		$5,880		$4,427		$1,800

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Ratio of Earnings to Fixed Charges (Dollars in Thousands)